                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No.1)*


                           Getting Ready Corporation
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                                 (Name of Issuer)


                     Common Stock, par value $.001 per share
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                          (Title of Class of Securities)


                                    37426L 200
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                                  (CUSIP Number)


                                  Judith Kenney
                        2001 Biscayne Boulevard, Suite 3402
                               Miami, Florida 33137
                            Telephone: (305) 572-1020
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               March 21, 2007
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box   [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 37426L 200          Page 2 of 3 Pages


     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (Entities Only)

        Ernest M. Halpryn
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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
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        (b)  [X]
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     3. SEC use only
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     4. Source of Funds (See Instructions)  PF
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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)  [ ]
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     6. Citizenship or Place of Origin      United States
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Number of           7. Sole Voting Power                  1,312,453
Shares              -----------------------------------------------------------
Beneficially        8. Shared Voting Power                       -0-
Owned by            -----------------------------------------------------------
Each Reporting      9. Sole Dispositive Power             1,312,453
Person              -----------------------------------------------------------
With               10. Shared Dispositive Power                  -0-
                    -----------------------------------------------------------

    11. Aggregate Amount Owned by Each Reporting Person   1,312,453
                    -----------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

    13. Percent of Class Represented by Amount in Row (11)      7.2
                    -----------------------------------------------------------

    14. Type of Reporting Person (See Instructions)  IN
                    -----------------------------------------------------------








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CUSIP No. 37426L 200          Page 3 of 3 Pages

ITEM 1. Security and Issuer.

     This Amendment No. 1 amends the Schedule 13D filed with respect to Common Stock, $.001 par value (the "Shares") of Getting Ready Corporation, a Delaware corporation (the "Issuer") to disclose a decrease in the percentage of the class beneficially owned by Ernest M. Halpryn (the "Reporting Person").

ITEM 5. Interest in Securities of the Issuer

     (a) - (e) The Reporting Person is the beneficial owner of 1,312,453 shares of Common Stock of the Issuer, which shares constitute 7.2% of the Issuer's outstanding Common Stock. The percentage of beneficial ownership is based upon 18,332,896 shares of Common Stock outstanding as of March 21, 2007. The Reporting Person has the sole power to vote and to dispose of his shares.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2008                   /s/ Ernest M. Halpryn
                                    ---------------------------------------
                                              Ernest M. Halpryn